Motif Bio plc

125 Park Avenue

25 Floor, Suite 2622

New York, NY 10011

United States

August 4, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suzanne Hayes

Re:                             Motif Bio plc

Registration Statement on Form F-1
File No. 333-212491

Dear Ms. Hayes:

Motif Bio plc (the “Company”) hereby respectfully withdraws its request for acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1 set forth in a letter, dated August 3, 2016 from the Company.

Should you have any questions this request, please do not hesitate to contact Aron Izower of Reed Smith LLP by telephone at (212) 549-0393.

Very truly yours,

MOTIF BIO PLC

/s/ Graham Lumsden
Graham Lumsden
Chief Executive Office and Executive Director

cc:	Aron Izower, Esq. (Reed Smith LLP)
Wendy Grasso, Esq. (Reed Smith LLP)
Anna Pinedo, Esq. (Morrison & Foerster LLP)
Brian Hirshberg, Esq. (Morrison & Foerster LLP)